Exhibit 14
Consent of Independent Registered Public Accounting Firm
The Supervisory Board
Qimonda AG:
We consent to the incorporation by reference in the registration statement (No. 333-145983) on Form F-3 of Qimonda AG and subsidiaries of our report dated November 12, 2007, with respect to the consolidated balance sheets of Qimonda AG and subsidiaries as of September 30, 2006 and 2007, and the related combined and consolidated statements of operations, business / shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2007, management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2007, and the effectiveness of internal control over financial reporting as of September 30, 2007, which report appears in the September 30, 2007 annual report on Form 20-F of Qimonda AG and subsidiaries.
/s/ KPMG Deutsche Treuhand Gesellschaft AG
Munich, Germany
November 16, 2007